UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
 of the Securities Exchange Act of 1934

For the month of October 2018

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD. (Translation of registrant's name into English)
5 Ha’solelim Street, Tel Aviv, Israel (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

INVESTOR CONTACT	MEDIA CONTACT:
Kip E. Meintzer	Chris Navalta
Check Point Software Technologies	Check Point Software Technologies
+1.650.628.2040	+1.650.628.2260
ir@checkpoint.com	press@checkpoint.com

CHECK POINT SOFTWARE TECHNOLOGIES REPORTS
2018 THIRD QUARTER FINANCIAL RESULTS

SAN CARLOS, CA – October 24, 2018 — Check Point® Software Technologies Ltd. (NASDAQ: CHKP), today announced its financial results for the third quarter ended September 30, 2018.

•	Check Point Software Acquires Dome9 to Transform Cloud Security
•	Total Revenue: $471 million, a 4 percent increase year over year
•	Deferred Revenues: $1,148 million, an 11 percent increase year over year
•	GAAP Operating Income: $226 million, representing 48 percent of revenues
•	Non-GAAP Operating Income: $250 million, representing 53 percent of revenues
•	GAAP EPS: $1.25, a 7 percent increase year over year
•	Non-GAAP EPS: $1.38, a 6 percent increase year over year

“Third quarter results reached the top end of our projections, with better than anticipated strength coming from the US and Europe,” Said Gil Shwed, Founder and CEO of Check Point Software Technologies. “Today we announced the acquisition of Dome9. This new addition to Check Point’s Infinity architecture delivers enhanced Cloud Security with advanced active policy enforcement and multi-cloud protection capabilities.  The combination of Dome9 and Infinity CloudGuard product family further differentiates Check Point in the rapidly evolving Cyber Security environment.” Shwed concluded.

Financial Highlights Third Quarter of 2018:
•	Total Revenue: $471 million compared to $455 million in the third quarter of 2017, a 4 percent increase year over year. Revenues were above the midpoint of our guidance.
•	GAAP Operating Income: $226 million compared to $225 million in the third quarter of 2017, representing 48 percent and 49 percent of revenues in the third quarter of 2018 and 2017, respectively.
•	Non-GAAP Operating Income: $250 million compared to $251 million in the third quarter of 2017, representing 53 percent and 55 percent of revenues in the third quarter of 2018 and 2017, respectively.
•	GAAP Taxes on Income: $45 million compared to $44 million in the third quarter of 2017.
•
GAAP Net Income and Earnings per Diluted Share: GAAP net income was $198 million compared to $193 million in the third quarter of 2017. GAAP earnings per diluted share were $1.25 compared to $1.16 in the third quarter of 2017, a 7 percent increase year over year.

•
Non-GAAP Net Income and Earnings per Diluted Share: Non-GAAP net income was $219 million compared to $215 million in the third quarter of 2017.  Non-GAAP earnings per diluted share were $1.38 compared to $1.30 in the third quarter of 2017, a 6 percent increase year over year.

•	Deferred Revenues: As of September 30, 2018, deferred revenues were $1,148 million compared to $1,036 million as of September 30, 2017, an 11 percent increase year over year.
•	Cash Flow: Cash flow from operations of $249 million compared to $260 million in the third quarter of 2017.
•	Cash Balances, Marketable Securities and Short Term Deposits: $4,072 million as of September 30, 2018, compared to $3,865 million as of September 30, 2017.
•	Share Repurchase Program: During the third quarter of 2018, we purchased approximately 2.6 million shares at a total cost of approximately $300 million.

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For information regarding the non-GAAP financial measures discussed in this release, as well as a reconciliation of such non-GAAP financial measures to the most directly comparable GAAP financial measures, please see “Use of Non-GAAP Financial Information” and “Reconciliation of GAAP to Non-GAAP Financial Information.”

Business Highlights:

Check Point Software to Acquire Dome9 to Transform Cloud Security: Announced in a separate press release today, this acquisition enhances Check Point’s fully consolidated Infinity architecture and its CloudGuard security offering with advanced active policy enforcement and multi-cloud protection capabilities.

Check Point Software Technologies Recognized as a 2018 Gartner Peer Insights Customers’ Choice for Unified Threat Management: Gartner Peer Insights Customers’ Choice constitute the subjective opinions of individual end-user reviews, ratings, and data applied against a documented methodology; they neither represent the views of, nor constitute an endorsement by, Gartner or its affiliates.

Check Point Software Technologies Named a Leader in 2018 Gartner Magic Quadrant for Unified Threat Management (SMB Multifunction Firewalls) for Seventh Consecutive Year: Check Point’s Next Generation Firewall (Check Point Security Gateways) continues to have one of the largest UTM market share and continues to focus on enhancing threat prevention technologies, including anti-ransomware and CPU level emulation capabilities. Its solutions assist companies in protecting their data from advanced fifth-generation threats and attacks. It is the seventh consecutive year that Check Point has been listed as a Leader for UTM by Gartner.

BlackBerry and Check Point Software Announce a Global Partnership to Mitigate Cybersecurity Threats: The companies have entered a global ISV (Independent Software Vendor) partnership. The strategic agreement is the first of its kind for Check Point, and includes joint go-to-market planning and selling of Check Point’s market-leading mobile threat defense solution, SandBlast Mobile, along with BlackBerry UEM and BlackBerry Dynamics.

Check Point Announces SandBlast Mobile 3.0, the First to Provide Threat Prevention Technology to Enterprise Mobile Devices: SandBlast Mobile 3.0 becomes the only solution in the category to offer threat prevention technology for the enterprise, allowing employees to safely conduct business using their mobile devices. This industry-leading mobile security solution enhances unique on-device technology is designed to prevent malicious malware, botnets and phishing attacks on mobile applications.

Check Point Introduces Generation V Security Gateway for Enterprises and Data Centers: Combining broad threat prevention with purpose-built hardware, this latest addition to the Check Point 23000 family delivers the power to inspect SSL-encrypted traffic without compromising on performance, up time, or scalability. The 23900 security gateway offers high levels of security performance with 128 Gbps of firewall throughput in a compact 2U chassis. It supports connectivity standards up to 100 GbE and features modular expansion options with up to 42 network interfaces.

Check Point’s Research Team (https://research.checkpoint.com/) exposes vulnerabilities and attacks to ensure our customers have the highest levels of prevention and protection.  In the third quarter, our publications included the following:

Faxploit: Check Point researchers made a groundbreaking discovery into how corporate and home IT networks can be infiltrated via fax machines using nothing more than a mere fax number.

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Man-in-the-Disk: Check Point Research revealed shortcomings in Android’s External Storage that can result in the silent installation of unrequested, potentially malicious, apps to the user’s phone and the denial of service for legitimate apps, causing applications to crash.

FakesApp: Check Point Research found new vulnerabilities in WhatsApp that could allow threat actors to intercept and manipulate messages sent in both private and group conversations, giving attackers immense power to create and spread misinformation from what appears to be trusted sources.

Massive Malvertising Campaign: Check Point Research uncovered a large Malvertising campaign that involved multiple parties in the online advertising chain to distribute malicious content, via multiple Exploit Kits, to online users everywhere.

World Cup Espionage Apps: Check Point Research analyzed malware that had been placed on the smartphones of Israeli army soldiers. The highly invasive malware was part of an espionage campaign that Israeli security agencies attributed to the Hamas terrorist group.

Big Bang APT Attack: Check Point Research analyzed the comeback of an APT surveillance attack against institutions across the Middle East, specifically the Palestinian Authority. The malware takes a screenshot of the infected machine and sends it to a command and control server.

Black Rose Lucy: Check Point Research intercepted a new Malware-as-a-Service product developed by a Russian speaking team. It could easily become a new ‘cyber swiss army knife’ that enables worldwide hacker groups to orchestrate a wide range of attacks.

Domestic Kitten: Check Point Research revealed an extensive and targeted attack that used fake mobile applications to collect sensitive information about those considered a threat to the Iranian government. The malware collected data including contact lists stored on the victim’s mobile device, phone call records, SMS messages, geo-location of the victim, photos, surrounding voice recordings and more.

CeidPageLock: A rootkit distributed by the RIG Exploit Kit that tries to tamper with the homepage of a victim’s browser to generate fraudulent ad revenue for attackers. Check Point researchers took a deeper look at how it works.

Interactive Mapping of APT-C-23: In reference to Check Point Research’s publication about the Big Bang APT Group, it was discovered this was actually part of a larger APT campaign. Check Point Research mapped out the larger picture of how all these campaigns are connected.

Conference Call and Webcast Information
Check Point will host a conference call with the investment community on October 24, 2018, at 8:30 AM EDT/5:30 AM PDT. To listen to the live webcast or replay, please visit the website www.checkpoint.com/ir.

Fourth Quarter Investor Conference Participation Schedule:

•	Morningstar Management Behind The Moat Conference November 7, 2018 – Chicago, IL

•	UBS Global Technology Conference November 13, 2018 – San Francisco, CA

•	Credit Suisse 22nd Annual TMT Conference November 27, 2018 – Scottsdale, AZ

•	Wells Fargo 2018 Technology Summit December 4, 2018 – Park City, Utah

Members of Check Point's management team are expected to present at these conferences and discuss the latest company strategies and initiatives. Check Point’s conference presentations are expected to be available via webcast on the company's web site. To view these presentations and access the most updated information please visit the company's web site at www.checkpoint.com/ir. The schedule is subject to change.

©2018 Check Point Software Technologies Ltd. All rights reserved         |         P.   4

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com) is a leading provider of cyber security solutions to governments and corporate enterprises globally. Its solutions protect customers from cyber-attacks with an industry leading catch rate of malware, ransomware and other types of attacks. Check Point offers a multilevel security architecture that defends enterprises’ cloud, network and mobile device held information, plus the most comprehensive and intuitive one point of control security management system. Check Point protects over 100,000 organizations of all sizes.

©2018 Check Point Software Technologies Ltd. All rights reserved

Legal Notice Regarding Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Forward-looking statements generally relate to future events or our future financial or operating performance. Forward-looking statements in this press release include, but are not limited to, statements related to our expectations regarding our products and solutions, including the Check Point Infinity architecture, and our participation in investor conferences during the fourth quarter of 2018.  Our expectations and beliefs regarding these matters may not materialize, and actual results or events in the future are subject to risks and uncertainties that could cause actual results or events to differ materially from those projected.  These risks include our ability to continue to develop platform capabilities and solutions; customer acceptance and purchase of our existing solutions and new solutions; the market for IT security continuing to develop; competition from other products and services; and general market, political, economic and business conditions.  The forward-looking statements contained in this press release are also subject to other risks and uncertainties, including those more fully described in our filings with the Securities and  Exchange Commission, including our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2018. The forward-looking statements in this press release are based on information available to Check Point as of the date hereof, and Check Point disclaims any obligation to update any forward-looking statements, except as required by law.

Use of Non-GAAP Financial Information
 In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Check Point uses non-GAAP measures of operating income, net income and earnings per diluted share, which are adjustments from results based on GAAP to exclude or include certain items. Check Point’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Check Point’s ongoing core operations and prospects for the future. Historically, Check Point has also publicly presented these supplemental non-GAAP financial measures in order to assist the investment community to see the Company “through the eyes of management,” and thereby enhance understanding of its operating performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release to the most directly comparable GAAP financial measures is included with the financial statements contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating the business internally and as such has determined that it is important to provide this information to investors.

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
 CONSOLIDATED STATEMENT OF INCOME

 (In thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2018	2017	2018	2017
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Products and licenses	$121,130	$128,703	$364,935	$393,317
Security subscriptions	136,354	120,328	395,681	350,339
Total revenues from products and security subscriptions	257,484	249,031	760,616	743,656
Software updates and maintenance	213,339	205,596	630,303	604,994
Total revenues	470,823	454,627	1,390,919	1,348,650

Operating expenses:
Cost of products and licenses	21,683	24,374	62,656	74,467
Cost of security subscriptions	4,375	3,824	12,101	13,253
Total cost of products and security subscriptions	26,058	28,198	74,757	87,720
Cost of Software updates and maintenance	22,608	23,090	65,666	65,166
Amortization of technology	546	546	1,638	1,638
Total cost of revenues	49,212	51,834	142,061	154,524

Research and development	50,531	49,222	154,183	141,682
Selling and marketing	124,142	105,963	368,393	326,831
General and administrative	20,834	22,674	62,793	68,207
Total operating expenses	244,719	229,693	727,430	691,244

Operating income	226,104	224,934	663,489	657,406
Financial income, net	17,234	12,223	48,509	33,902
Income before taxes on income	243,338	237,157	711,998	691,308
Taxes on income	45,108	44,455	128,942	127,693
Net income	$198,230	$192,702	$583,056	$563,615
Basic earnings per share	$1.27	$1.19	$3.71	$3.45
Number of shares used in computing basic earnings per share	155,941	162,104	157,026	163,502
Diluted earnings per share	$1.25	$1.16	$3.64	$3.37
Number of shares used in computing diluted earnings per share	159,050	166,153	160,131	167,447

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
 SELECTED FINANCIAL METRICS

 (In thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2018	2017	2018	2017
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues	$470,823	$454,627	$1,390,919	$1,348,650
Non-GAAP operating income	249,750	250,840	735,871	732,283
Non-GAAP net income	219,271	215,297	647,345	628,803
Diluted Non-GAAP Earnings per share	$1.38	$1.30	$4.04	$3.76
Number of shares used in computing diluted Non-GAAP earnings per share	159,050	166,153	160,131	167,447

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
RECONCILIATION OF GAAP TO NON GAAP FINANCIAL INFORMATION

 (In thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2018	2017	2018	2017
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP operating income	$226,104	$224,934	$663,489	$657,406
Stock-based compensation (1)	21,310	22,647	64,451	65,100
Amortization of intangible assets and acquisition related expenses (2)	2,336	3,259	7,931	9,777
Non-GAAP operating income	$249,750	$250,840	$735,871	$732,283

GAAP net income	$198,230	$192,702	$583,056	$563,615
Stock-based compensation (1)	21,310	22,647	64,451	65,100
Amortization of intangible assets and acquisition related expenses (2)	2,336	3,259	7,931	9,777
Taxes on the above items (3)	(2,605)	(3,311)	(8,093)	(9,689)
Non-GAAP net income	$219,271	$215,297	$647,345	$628,803

Diluted GAAP Earnings per share	$1.25	$1.16	$3.64	$3.37
Stock-based compensation (1)	0.13	0.14	0.40	0.39
Amortization of intangible assets and acquisition related expenses (2)	0.02	0.02	0.05	0.06
Taxes on the above items (3)	(0.02)	(0.02)	(0.05)	(0.06)
Diluted Non-GAAP Earnings per share	$1.38	$1.30	$4.04	$3.76

Number of shares used in computing diluted Non-GAAP earnings per share	159,050	166,153	160,131	167,447

(1) Stock-based compensation:
Cost of products and licenses	$41	$38	$117	$77
Cost of software updates and maintenance	921	700	2,458	1,932
Research and development	4,741	4,383	12,989	11,981
Selling and marketing	5,179	4,978	14,917	13,442
General and administrative	10,428	12,548	33,970	37,668
	21,310	22,647	64,451	65,100

(2) Amortization of intangible assets and acquisition related expenses:
Amortization of technology-cost of revenues	546	546	1,638	1,638
Research and development	974	1,897	3,845	5,691
Selling and marketing	816	816	2,448	2,448
	2,336	3,259	7,931	9,777
(3) Taxes on the above items	(2,605)	(3,311)	(8,093)	(9,689)
Total, net	$21,041	$22,595	$64,289	$65,188

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEET DATA

(In thousands)

ASSETS

	September 30,	December 31,
	2018	2017
	(unaudited)	(audited)
Current assets:
Cash and cash equivalents	$324,481	$245,014
Marketable securities and short-term deposits	1,445,683	1,165,716
Trade receivables, net	312,688	472,223
Prepaid expenses and other current assets	51,657	81,478
Total current assets	2,134,509	1,964,431

Long-term assets:
Marketable securities	2,301,606	2,437,315
Property and equipment, net	78,578	77,767
Deferred tax asset, net	110,515	119,431
Goodwill and other intangible assets, net	827,587	830,407
Other assets	53,534	33,575
Total long-term assets	3,371,820	3,498,495

Total assets	$5,506,329	$5,462,926

LIABILITIES AND
SHAREHOLDERS’ EQUITY

Current liabilities:
Deferred revenues	$834,776	$878,287
Trade payables and other accrued liabilities	340,593	328,638
Total current liabilities	1,175,369	1,206,925

Long-term liabilities:
Long-term deferred revenues	313,557	308,286
Income tax accrual	375,247	337,453
Accrued severance pay	9,735	10,139
	698,539	655,878

Total liabilities	1,873,908	1,862,803

Shareholders’ equity:
Share capital	774	774
Additional paid-in capital	1,461,431	1,305,130
Treasury shares at cost	(6,601,600)	(5,893,182)
Accumulated other comprehensive loss	(33,391)	(15,634)
Retained earnings	8,805,207	8,203,035
Total shareholders’ equity	3,632,421	3,600,123
Total liabilities and shareholders’ equity	$5,506,329	$5,462,926

Total cash and cash equivalents, marketable securities and short-term deposits	$4,071,770	$3,848,045

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED CONSOLIDATED CASH FLOW DATA

(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2018	2017	2018	2017
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flow from operating activities:
Net income	$198,230	$192,702	$583,056	$563,615
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	4,273	3,292	12,305	9,290
Amortization of intangible assets	940	940	2,820	2,820
Stock-based compensation	21,310	22,647	64,451	65,100
Realized loss on marketable securities	237	29	326	172
Decrease in trade and other receivables, net	13,156	55,001	194,892	196,935
Increase (decrease) in deferred revenues, trade payables and other accrued liabilities	8,730	(16,300)	15,924	(24,906)
Deferred income taxes, net	2,148	1,512	7,191	28,506
Net cash provided by operating activities	249,024	259,823	880,965	841,532

Cash flow from investing activities:

Investment in property and equipment	(3,677)	(8,412)	(13,116)	(22,487)
Net cash used in investing activities	(3,677)	(8,412)	(13,116)	(22,487)

Cash flow from financing activities:
Proceeds from issuance of shares upon exercise of options	83,273	56,324	182,370	120,030
Purchase of treasury shares	(299,982)	(249,769)	(798,939)	(745,618)
Payments related to shares withheld for taxes	(894)	(772)	(4,317)	(4,836)
Net cash used in financing activities	(217,603)	(194,217)	(620,886)	(630,424)

Unrealized (loss) gain on marketable securities, net	2,321	999	(23,238)	6,954

Increase in cash and cash equivalents, marketable securities and short term deposits	30,065	58,193	223,725	195,575

Cash and cash equivalents, marketable securities and short term deposits at the beginning of the period	4,041,705	3,806,406	3,848,045	3,669,024

Cash and cash equivalents, marketable securities and short term deposits at the end of the period	$4,071,770	$3,864,599	$4,071,770	$3,864,599

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

By:	/s/ Tal Payne
Tal Payne
Chief Financial Officer & Chief Operating Officer

October 24, 2018

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